Exhibit 99.1

Senstar Technologies Ltd.
10th F. Gibor Sport Tower 7 Menachem Begin Road	T: +972-74-794-5200 www.senstartechnologies.com
Ramat Gan 5268102, Israel

Senstar Technologies to Report Second Quarter 2023 Results
on Wednesday, September 6, 2023

Ramat Gan, Israel, August 31, 2023 /PRNewswire/ -- Senstar Technologies (NASDAQ: SNT), a leading provider of sensing and information management solutions for the protection of critical infrastructure, will report financial results for its second quarter ended June 30, 2023, on Wednesday, September 6, 2023. Management will conduct a conference call to review the Company’s financial results at 10:00 a.m. Eastern Time the same day.

Earnings Conference Call Information:

To participate, please use one of the following teleconferencing numbers. The call will begin promptly at 10:00 am Eastern Time; 5:00 pm Israel Time; 3:00 pm UK Time. The Company requests that participants dial in 10 minutes before the conference call commences and use the conference ID number 13740979.

Participant Dial-in Numbers:
Toll Free: 1-877-407-9716
Toll/International: 1-201-493-6779
Israel Toll Free: 1 809 406 247
UK Toll Free: 0 800 756 3429

The conference call will also be available via a live webcast at https://viavid.webcasts.com/starthere.jsp?ei=1632205&tp_key=427e1e1d40.

Replay Dial-in Numbers:
Toll Free: 1-844-512-2921
Toll/International: 1-412-317-6671
Replay Pin Number: 13740979

A replay of the call will be available on Wednesday, September 6, 2023, after 1:00 pm Eastern time through Wednesday, September 20, 2023, at 11:59 pm Eastern time, and available on the Senstar Technologies website at https://senstartechnologies.com/earnings-calls/.

About Senstar

With innovative perimeter intrusion detection systems (including fence sensors, buried sensors, and above ground sensors), intelligent video-management, video analytics, and access control, Senstar offers a comprehensive suite of proven, integrated solutions that reduce complexity, improve performance and unify support. For 40 years, Senstar has been safeguarding people, places and property for organizations around the world, with a special focus in utilities, logistics, correction facilities, and energy markets.

For more information, visit the Company's website at www.senstartechnologies.com.

For more information: Senstar Technologies Ltd. Tomer Hay, Chief Financial Officer Tel: +972-74-794-5200 Tomer.Hay@senstar.com	IR Contact: Hayden IR Kim Rogers 541-904-5075 Kim@HaydenIR.com